December 15, 2020TSX: SAM

Starcore Reports Q2 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) has filed the results for the second quarter ended October 31, 2020 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“We continue to show excellent cash flow from our mining operations and report our second quarter of $0.03 per share earnings bringing us to $0.06 per share for the 6 month period” reported Robert Eadie, CEO and President of the Company. “We expect this trend to continue into the new year as we continue to develop the mine to deliver consistent production tonnage to the plant.”

Financial Highlights for the three-month period ended October 31, 2020 (unaudited):

•	Cash and short-term investments on hand is $2.7 million at October 31, 2020;
•	Gold and silver sales of $7.0 million;
•	Earnings from mining operations of $2.2;
•	Net Income of $1.5 million, or $0.03 per share;
•	EBITDA(1) of $5.1 million for the six month period ended October 31, 2020.

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and six months ended October 31, 2020 and 2019:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended October 31,		Six Months ended October 31,
	2020	2019	2020	2019
Revenues	$6,972	$5,804	$15,062	$12,193
Cost of Sales	(4,747)	(6,024)	(9,911)	(12,363)
Earnings (Loss) from mining operations and toll processing	2,225	(220)	5,151	(170)
Administrative expenses, interest and foreign exchange	(865)	(939)	(2,180)	(2,028)
Sale of Altiplano	-	(3)	-	(39)
Income tax recovery	92	100	145	344
Net income (Loss)	$1,452	$(1,062)	$3,116	$(1,893)
(i) Income (Loss) per share – basic	$0.03	$(0.02)	$0.06	$(0.04)
(ii) Income (Loss) per share – diluted	$0.03	$(0.02)	$0.06	$(0.04)

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
For the six months ended October 31,	2020	2019
Net income (loss)	$3,116	$(1,893)
Sale of Altiplano	-	39
Income tax expense (recovery)	(145)	(344)
Interest	24	173
Depreciation and depletion	2,107	1,683
EBITDA	$5,102	$(342)
EBITDA MARGIN(2)	33.9%	(2.8)%

(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended October 31, 2020:

•	Equivalent gold production of 2,867 ounces;
•	Mine operating cash cost of US$1,048/EqOz;
•	All-in sustaining costs of US$1,276/EqOz for the six months ended October 31, 2020.

The following table is a summary of mine production statistics for the San Martin mine for the three and six months ended October 31, 2020 and for the previous year ended April 30, 2020:

		Actual Results for
	Unit of measure	3 months ended October 31, 2020	6 months ended October 31, 2020	12 months ended April 30, 2020
Mine Production of Gold in Dore	thousand ounces	2.6	5.5	11.8
Mine Production of Silver in Dore	thousand ounces	22.9	55.4	121.8
Gold equivalent ounces	thousand ounces	2.9	6.1	13.1

Silver to Gold equivalency ratio		75.1	86.6	90.3
Mine Gold grade	grams/tonne	1.59	1.66	1.82
Mine Silver grade	grams/tonne	22.0	26.3	30.5
Mine Gold recovery	percent	88.5%	88.6%	87.7%
Mine Silver recovery	percent	57.0%	56.6%	54.4%
Milled	thousands of tonnes	56.7	115.8	229.8
Mine operating cash cost per tonne milled	US dollars/tonne	53	52	66
Mine operating cash cost per equivalent ounce	US dollars/ounce	1,048	985	1,149

Salvador Garcia, P. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA	EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936Telephone: (604) 602-4935 x 203

Toll Free:   1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.